02/21/02



02005054

ED STATES
XCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44141



RECEIVED
FEB 20 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VBC SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

348 CLIFTON AVENUE
(No. and Street)

CLIFTON	NJ	07011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VINCENT S. COMPERATORE — 973-365-1900
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT G. PETERS
(Name — if individual, state last, first, middle name)

790 BLOOMFIELD AVENUE	CLIFTON	NJ	07012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, VINCENT S. COMPERATORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VBC SECURITIES, LLC, as of DECEMBER 31, XXX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

MANAGING MEMBER

Title

Notary Public

Notary Public
My Commission Expires
February 22, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert G. Peters, CPA

V.B.C. SECURITIES, LLC

Financial Statement

As at December 31, 2001

File No. 8-44141

Robert G. Peters, CPA File No. 8-44141

Table of Contents

Robert G. Peters
790 Bloomfield Avenue
Clifton, NJ 07012

V.B.C. Securities, LLC
348 Clifton Avenue
P.O. Box 166
Clifton, NJ 07011

Gentlemen:

I have audited the accompanying balance sheet of V.B.C. Securities, LLC, as of December 31, 2001, and the related statements of income, capital and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V.B.C. Securities, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Robert G. Peters, CPA

Clifton, New Jersey
January 25, 2002

Robert G. Peters, CPA　　　　File No. 8-44141

V.B.C. Securities, LLC
Balance Sheet
As At December 31, 2001

ASSETS

Current Assets:

Cash in bank and clearing agent	$ 50,591	
Customer receivable	0	
Broker receivable	0	
Market value of securities owned	0	
Commission receivable	16,928	
Good faith deposit	51,521	
Other clearing accounts	1,310	
Total Current Assets		$120,350

LIABILITIES AND CAPITAL

Current Liabilities:

Customer payable	$ 0	
Brokers payable	0	
Accounts payable	1,792	
Total Current Liabilities		$ 1,792
Capital		118,558
Total Liabilities and Capital		$ 120,350

Robert G. Peters, CPA

File No. 8-44141

V.B.C. Securities, LLC
Statement of Income
For the Period January 1, 2001 through December 31, 2001

Revenues:		
Income-Commissions		$197,846
Income-Non-commission		22,680
		$220,526
Expenses:		
Postage and mailings	$ 3,074	
Rent	21,243	
Periodicals	3,663	
Transfer costs	1,356	
Equipment Rental	28,745	
Adv & bus promotion	8,623	
Insurance	150	
Telephone	812	
NJ Annual Report	50	
Membership fees and dues	3,136	
Salesmen's commissions	68,203	
Transportation	1,125	
Continuing education	2,050	
Consultation Fees	0	
Stationary and supplies	5,178	
Back office expense	50,000	
Professional	600	
Retirement, Pension	60,000	
Repairs and maintenance	4,803	
Utilities	2,661	
Total Expenses		265,472
Net Income (loss)		$(44,946)
		========

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Cash Flow Statement
For The Year Ended December 31, 2001

Cash flow from operations:	
Net earnings	$(44,946)
Adjustments to reconcile net earnings to net cash provided by operating activities	(0)
Changes in assets and liabilities	
Decrease in clearing account	220
Increase in accounts payable	324
Increase in good faith deposit	(205)
Decrease in commission receivable	10,144
Partner draw in excess of contributions	(100,000)
Increase / <Decrease> in cash	(134,463)
Cash at beginning of year	185,054
Cash at end of year	$ 50,591

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Statement of Changes in Partnership Capital
For the Period January 1, 2001 through December 31, 2001

Capital January 1, 2001	$ 263,504
Net Income Jan. 1, 2001 through Dec. 31, 2001	(44,946)
Contributions from Jan. 1, 2001 thru Dec. 31, 2001	0
Drawings from Jan. 1, 2001 thru Dec. 31, 2001	$ (100,000)
Capital December 31, 2001	$ 118,558
	==========

Robert G. Peters, CPA File No. 8-44141

V.B.C. Securities, LLC
Statement of Change in Financial Condition
For the Period January 1, 2001 to December 31, 2001

	12/31/2000	12/31/2001
Current assets	$ 264,971	$ 120,350
Current liabilities	(1,467)	(1,792)
Net working capital	$ 263,504	$ 118,558
	==========	==========
Net working capital - Jan. 1	$ 305,799	$ 263,504
Increase in capital equity Jan. 1 - Dec. 31	(45,799)	(100,000)
Income for the period Jan. 1 - Dec. 31	3,504	(44,946)
Net working capital-Dec. 31	$ 263,504	$ 118,558
	==========	==========

Robert G. Peters, CPA

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2001

Note 1. For the period January 1, 2001 through December 31, 2001, there were no liabilities subordinated to claim of creditors.

Note 2. V.B.C. Securities, LLC net capital and its required net capital computed in accordance with the capital rule applicable to it and were calculated as at December 31, 2001 at a ratio of .013 to 1. Computed as follows:

Partnership Capital		$ 118,558
Less: Capital deductions		(19)
Net Capital before haircuts		$ 118,539
Less: Haircuts on securities:		
Investment securities	$ 282	
Undue concentration	0	
Fail to receive	0	(282)
Net Capital		$ 118,257
Aggregated indebtedness		1,491
AI / NC		.013 to 1

Note 3. Formula for Determination of Reserve Requirement for Brokers and Dealers Under SEC Rule 15c3, V.B.C. Securities, LLC is entitled to exemption from this rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 4. There are no material differences with regard to computation of net capital under rule 15C3-3 between the corresponding unaudited most recent focus Part II filing and the audited annual statement.

V.B.C. Securities, LLC
Supplemental Notes
As at December 31, 2001

Note 5. SIPC form #4 for the year ended December 31, 2001 was filed and paid on 01/08/01, copy attached. NASD membership dues through December 31, 2001 were paid on 11/06/00, copy attached.

Note 6. No material inadequacies were found to exist in the accounting system, in the internal control, in the procedures for safeguarding securities and in the practices and procedures employed in complying with rule 17-A-13 and in the resolution of securities differences.

Note 7. Pursuant to rule 17-5 (f) (2), Robert G. Peters, CPA, 790 Bloomfield Avenue, Clifton, NJ 07012, has been selected as auditor on a continuing nature and providing for successive year audits, unless discontinued by either party in writing and with at least thirty days notice.

Note 8. I, Vincent S. Comperatore, Managing Member, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of V.B.C. Securities, LLC as at December 31, 2001, are true and correct. I further swear that neither the company or any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception.



Vincent S. Comperatore



Maria Sniezek
Notary Public of the State of New Jersey
My commission expires February 22, 2006.

V.B.C. SECURITIES, LLC
INVESTMENTS
348 CLIFTON AVENUE, P.O. BOX 166
CLIFTON, NJ 07011

PNC BANK
CLIFTON, NJ 07011

55-760/312

3663

11/6/2000

PAY TO THE ORDER OF NASD Regulation, Inc. $ **2,490.00

Two Thousand Four Hundred Ninety and 00/100** DOLLARS

NASD Regulation, Inc.
Department Number 0653
c/o Riggs National Bank
5700 River Tech Court
Riverdale, MD 20737-1250

MEMO 5407, 2001 Annual renewal

140073805 400 00 4178 4185



AUTHORIZED SIGNATURE

Security features. Details on back.

⑈003663⑈ ⑆031207607⑆ 8100253423⑈ ⑈0000249000⑈

FRB-PHILA*RCPC
140073805 0310-0004-0
140073805 11-15-00

11/13/00 11/15/00


Web CRD
Central Registration
Depository

LOG OFF | Web IARD

CRD Main | Forms | Individual | Organization | Accounting | Reports


NASD
REGULATION

Daily Account Renewal Account

Renewal Statement

Renewal Statement

Renewal Account Information

Account Activity Summary

Deposit Detail

Transfer Detail

Transaction Detail

Bill Line Search

INITIAL STATEMENT:

Contact: VINCENT S. COMPERATORE

Contact EMail:

Statement Generated: 11/04/2000

CRD Number :	5407
Organization Name :	**VBC SECURITIES, LLC**
Balance As Of :	**11/06/2000 00:27:05**
Account Status :	**Deficient**

Make check payable to NASD Regulation, Inc.; print and mail first page of this statement with payment.

Send payment to:

NASD Regulation, Inc.

-Renewals

Department Number 0653

C/O Riggs National Bank

5700 River Tech Court

Riverdale, MD 20737-1250

Pd 11/6/00

#3663

PAYMENT IN FULL REQUIRED BY DECEMBER 08, 2000.

Combined statement for the following annual fees:

(1)	NASD 2001 Personnel Assessment, System Processing and NASD Regulation Branch Office Fees.
(2)	NYSE, AMEX, CBOE, PCX and PHLX 2001 Maintenance Fees for Registered Personnel.
(3)	STATE Calendar 2001 Agent Renewal Fees.
(4)	STATE Calendar 2001 Broker/Dealer Renewal Fees for Participating States.

DO NOT ADJUST THIS STATEMENT. The AMOUNT DUE reflects all current registration approvals for your firm as of the date of this statement. The EXACT AMOUNT shown must be received by NASD REGULATION, INC. NO LATER THAN **DECEMBER 08, 2000**. For more information (i.e., wiring instructions), please visit the NASD Regulation web site at www.nasdr.com.

Charge	**Quantity**	**Unit Price**	**Amount**
Renewal/Maintenance Fees (States, NYSE, AMEX, CBOE, PCX, PHLX)	1		$2,210.00
NASD System Processing Fee :	7	$30.00	$210.00

Fee :			
NASD Personnel Assessment:	7	$10.00	$70.00
NASD Personnel Assessment at no charge :	0	$.00	$.00
NASD Branch Office Fees:	0	$75.00	$.00
NASD Branch Office Fees at no charge:	0	$.00	$.00
Total statement amount:			$2,490.00
Amount Due:			**$2,490.00**

Jurisdiction	# Agents	Agent Fee	Total Agent	Firm Fee	Jurisdiction Total
FL	3	$40.00	$120.00	$200.00	$320.00
GA	2	$40.00	$80.00	$100.00	$180.00
NV	2	$55.00	$110.00	$150.00	$260.00
NJ	7	$30.00	$210.00	$250.00	$460.00
NY	2	$25.00	$50.00	$200.00	$250.00
PA	2	$65.00	$130.00	$350.00	$480.00
VA	2	$30.00	$60.00	$200.00	$260.00

2210

Please see the Report site for renewal-related rosters.

V.B.C. SECURITIES, LLC
INVESTMENTS
348 CLIFTON AVENUE, P.O. BOX 166
CLIFTON, NJ 07011

CLIFTON, NJ 07011

55-760/312

1/8/2001

OF SIPC

$ **150.00

e Hundred Fifty and 00/100** DOLLARS

230312965 032 2384 2308 20 23

09004 1573 404 03 6144 6145

SIPC

AUTHORIZED SIGNATURE

2001 General Assessment Payment

⑈003750⑈ ⑆031207607⑆ 8100253423⑈ ⑈0000015000⑈

PHILA*RCPC-GROUP
041573 0310-0004-0

03210000 WKNDMIX
230312965 0520-0027-8
230312965 01-16-01

▶052002 66◀
FOR DEPOSIT ONLY
TO WITHIN NAMED
PAYEE
CITIBANK,
WASHINGTON
▶052000216◀

CESSED
5-760
1/16/01
786261

FORM
SIPC-4
(REV. 12/00)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15TH STREET N.W., STE. 800, WASHINGTON, D.C. 20005-2215

2001 GENERAL ASSESSMENT PAYMENT FORM

(SEE INSTRUCTIONS ON MEMBER'S COPY)

1. NAME OF BROKER-DEALER, ADDRESS OF PRINCIPAL PLACE OF BUSINESS, 1934 ACT REGISTRATION NUMBER AND MONTH IN WHICH FISCAL YEAR ENDS (IF INFORMATION SHOWN BELOW REQUIRES CORRECTION, PLEASE SO INDICATE ON THE FORM FILED):

2. ASSESSMENT $150.00
3. LESS PRIOR YEAR OVERPAYMENT (0)
4. INTEREST ON LATE PAYMENT FOR ______ DAYS AT 20% PER ANNUM 0

DATE: 01-05-01
A/C: SEC
AMT: 150
APP BY:
CHECK #: 3750

5. BALANCE DUE, CHECK ENCLOSED $150.00

AUTHORIZED SIGNATURE/TITLE

1/5/01
DATE

MEMBER'S COPY

